G. WILLI-FOOD INTERNATIONAL LTD
                  ANNOUNCES RESULTS FOR THE THIRD QUARTER ENDED
                               SEPTEMBER 30, 2002

                SALES DECREASE OF 25%, NET INCOME DECREASE OF 83%
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Tel-Aviv, Israel, November 27, 2002.

G. Willi-Food International Ltd. (NASDAQ: WILCF) reported today its unaudited financial results for the third quarter ended September 30, 2002.

The three months ended September 30, 2002:
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Total sales for the three months ended September 30, 2002, decreased by 25% to
NIS 25,613,000 (US$ 5,258,000) from NIS 34,001,000 (US$ 6,980,000) for the same period in 2001. The decrease in total sales for the three months ended September 30, 2002 compared to the same period in 2001, is accounted for by a fall in the price of food products due to the deepening of the recession in the Israeli market, the growth in unemployment, which is causing a decrease in the purchasing power in the Israeli market, and an increase in local competition.

Gross profit for the three months ended September 30, 2002, decreased by 43% to NIS 4,064,000 (US$ 834,000) from NIS 7,077,000 (US$ 1,480,000) for the same period in 2001. The gross profit represents 16% of the total sales for the three months ended September 30, 2002 compared to 21% for the same period in 2001. The decrease in gross profit for the three months ended September 30, 2002 compared to the same period in 2001, is accounted for, among other reasons, by a decrease in the sales prices to customers due to increased competition and other market factors, mainly because supermarket chains enjoy large purchasing power and cause a decrease in the prices at which they purchase.

Operating loss for the three months ended September 30, 2002 was NIS 419,000 (US$ 86,000) compared to operating income of NIS 2,078,000 (US$ 435,000) for the same period in 2001.

Net income for the three months ended September 30, 2002 decreased by 83% to NIS 255,000 (US$ 52,000) from NIS 1,471,000 (US$ 308,000) for the same period in
2001.

Basic earnings per share for the three months ended September 30, 2002 were NIS
0.06 (US$ 0.012) compared to NIS 0.34 (US$ 0.07) for the same period in 2001.

G. Willi-Food International Ltd. is engaged in the import, marketing and distribution of over 400 food products, including canned vegetables, pickled olives and other pickled vegetables, packaged fruit, canned and frozen fish, edible oil, dried fruit and nuts, coffee creamers, jams, halva, pasta, tahini, butter cookies and pastries, certain dairy products and certain frozen or chilled products. The company believes that it is one of the leading importers in Israel of such a broad range of imported food products. The company sells products with widespread demand in the Israeli marketplace, as well as products that cater to more select groups.